Exhibit 4.9

13. Decembre 2021

AGREEMENT ON COST ALLOCATION FOR THE PROVISION OF SHARED SERVICES

between

ads-tec Energy GMBH
Heinrich-hertz-Str. 1
72622 Nürtingen

hereinafter also referred to as “ads E GmbH or service provider”

and

ADS-Tec Energy inc.
16302 Kendleshire Terrace
Lakewood Ranch, FL 34202, United States

hereinafter also referred to as “ads E Inc or service user”

and

ads-tec Enery plc.
Mespil Business Centre, Mespil House
Sussex Road, Dublin 4, Ireland

hereinafter also referred to as “ads E plc or service user”

hereinafter jointly and severally also referred to as “Service user”

1.	Preamble

Due to restructuring and “De-SPAC” proceedings, ads-tec Holding GmbH will in future only hold an indirect interest in ads E GmbH via ads E plc. Ads-tec Holding GmbH is also a shareholder in ads-tec Admin GmbH. Both companies provide shared services to ads E plc, ads E Inc and ads E GmbH. Furthermore, ads E GmbH provides shared services to ads E Inc and ads E plc. This agreement is concluded in this context.

The costs for these services are allocated to the service users in accordance with this agreement. The costs are allocated in accordance with the principle of exchange of services and causation. In addition, a corresponding profit mark-up is passed on in each case to ensure that the services are provided at arm’s length.

When interpreting this agreement, the aim of the parties involved is to ensure that this agreement is recognized for tax purposes and, in case of doubt, to observe the BMF letter dated July 5, 2018 “Grundsätze für die Prüfung der Einkunftsabgrenzung zwischen international verbundenen Unternehmen”.

2.	types of services

The service provider provides shared services to the service users. These include in particular services in the following areas:

-	Finance and accounting as well as EDV

-	Legal and tax consulting

-	Compliance and risk

-	Investor relation

-	Human Resources

-	Information technology

3.	cost allocation

The service provider levies a cost allocation for its services according to the cost-plus method using allocation keys.

The costs related to the service provider’s services, regardless of their nature, shall be allocated to the service users on the basis of the causation principle. In addition to personnel costs, the allocation also applies to all material costs of the service provider on a full cost basis, which are to be allocated to the service users in accordance with the causation principle, insofar as they result in a benefit for them.

For the apportionment of costs, the actual usage and causation context in the respective business year of the service provider shall apply - to the extent as far as possible.

The attributable and apportionable costs are allocated to the service users as follows:

-	Personnel and other costs related to the service provider’s own administrative activities are not apportioned to the service users. Costs of the service provider’s own administration and management are therefore not apportionable.

-	Personnel costs incurred as a result of acting for both service users or their subsidiaries are initially borne by ads E Inc for administrative reasons. Personnel costs include compensation and all related costs such as, but not limited to, salary and taxes, profit sharing, social security costs, fringe benefits and similar employment costs (so-called “compensation expenses”). ads E Inc is reimbursed by ads E plc for the portion of the compensation expenses attributable to ads E plc in accordance with the arm’s length principle. Within the scope of this reimbursement, compensation expenses are allocated according to the time spent on the activities for the respective service user.

-	Costs for the use of facilities or other property of the service provider by the service users or their subsidiaries shall be allocated according to the principle of causation in accordance with a fair, reasonable and arm’s length allocation of the costs and expenses associated with such use. These costs include in particular, but are not limited to, expenses for room rent, legal and accounting fees, telephone and fax costs, travel expenses, technical and communications support costs, and administrative or similar office costs (so-called “common overhead costs”).

-	In the event that the parties jointly contract with third party service providers or otherwise jointly benefit from any party’s contracts with third party service providers (which are not otherwise already included as joint overhead costs), the parties shall agree on a fair, reasonable and arm’s length allocation of the costs or expenses related to such third party service providers. An appropriate measure of apportionment in this regard may be the time expended by the third party service provider that is attributable to the respective contracting party

4.	Profit Markup

A profit markup of 5% is applied to all allocable costs (including overhead) when allocating costs.

5.	settlement and adjustment of cost allocation

Preliminary billing is based on monthly advance payments. The cost shares planned for 2022 are shown in Annex 1. For subsequent years, a new annex shall be prepared by December 15 of the respective previous year.

The service provider is entitled at any time to adjust the advance payments to the actual cost shares and the currently expected costs for the current year. In case of significant changes, the service provider is obliged to adjust the advance payments.

The final determination of the cost shares to be allocated shall be made within the framework of the preparation of the annual financial statements for the past year on the basis of the determination of the actual allocable costs of the service provider as well as the ACTUAL revenues and ACTUAL employee numbers at the service users.

6.	Amount of advance payments

Results from Annex 1.

7.	Value added tax

The cost allocation is owed in addition to the statutory value added tax.

8.	DUE DATE, SETTLEMENT, TERM

The advance payments on the cost allocation are due at the end of the month, to be posted to the clearing account between the parties involved and paid in the following month.

The peak settlement for the previous year, which is carried out within the framework of the preparation of the financial statements, is to be booked to the clearing account between the parties involved, due at the end of the month following the approval of the financial statements of ads E GmbH and then paid in the following month.

The agreement runs until December 31, 2024 and is automatically extended by one year if it is not terminated in writing by one of the parties three months before the end of the term. Irrespective of the term, the contracting parties are obliged to review the above agreements annually with regard to their appropriateness and arm’s length nature and to adjust them if necessary.

9.	Salvatory clause

9.1	The invalidity or unenforceability of one or more provisions of this contract shall not affect the validity of the remaining provisions of this contract. The same shall apply in the event that the contract does not contain a provision that is necessary in itself.

9.2	The ineffective or unenforceable provision or to fill the gap in the provision, the parties shall agree on a legally permissible and enforceable provision that comes as close as possible in economic terms to the sense and purpose of the ineffective, unenforceable or missing provision according to the understanding of the parties.

This Agreement was entered into on the date written at the beginning hereof

SIGNATURES

ads-tec Energy GmbH

represented by:

/s/ Thomas Speidel		/s/ Robert Vogt
Name:	Thomas Speidel	Robert Vogt
Title:	CEO	CFO

Ads-tec Energy, Inc.

represented by:

/s/ John Neville
Name:	John Neville
Title:	President

Ads-tec Energy, plc.

represented by:

/s/ Thomas Speidel
Name:	Thomas Speidel
Title:	CEO